UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

Instinet Group Incorporated

(NAME OF ISSUER)

Common Stock, par value $0.01 per share

(TITLE OF CLASS OF SECURITIES)

457750107 (CUSIP Number)

December 31, 2003

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	457750107	Page 2 of 11

1.	Name of Reporting Person: Silver Lake Partners, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 8,391,231 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 8,391,231 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,391,231 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 2.5% (2)

12.	Type of Reporting Person (See Instructions): PN

(1)	Includes shares owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 7,984,314 shares owned by SLP, (ii) 230,267 shares owned by Silver Lake Investors, L.P., and (iii) 176,650 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). As reported in Item 5 of this Schedule 13G, the Silver Lake Affiliates were previously party to a Stockholders Agreement dated as of June 9, 2002 among the Issuer and certain other stockholders of the Issuer, which Stockholders Agreement was terminated with respect to the Silver Lake Affiliates on December 8, 2003. The Silver Lake Affiliates disclaim beneficial ownership of any shares of common stock of the Issuer held by any party to the Stockholders Agreement, and the Silver Lake Affiliates disclaim membership in any “group” with respect to the Issuer within the meaning of Section 13(d) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with the parties to the Stockholders Agreement.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 330,966,188 shares of common stock of the Issuer outstanding as of November 7, 2003, based on the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2003.

CUSIP No.	457750107	Page 3 of 11

1.	Name of Reporting Person: Silver Lake Investors, L.P. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 8,391,231 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 8,391,231 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,391,231 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 2.5% (2)

12.	Type of Reporting Person (See Instructions): PN

(1)	Includes shares owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 7,984,314 shares owned by SLP, (ii) 230,267 shares owned by Silver Lake Investors, L.P., and (iii) 176,650 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). As reported in Item 5 of this Schedule 13G, the Silver Lake Affiliates were previously party to a Stockholders Agreement dated as of June 9, 2002 among the Issuer and certain other stockholders of the Issuer, which Stockholders Agreement was terminated with respect to the Silver Lake Affiliates on December 8, 2003. The Silver Lake Affiliates disclaim beneficial ownership of any shares of common stock of the Issuer held by any party to the Stockholders Agreement, and the Silver Lake Affiliates disclaim membership in any “group” with respect to the Issuer within the meaning of Section 13(d) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with the parties to the Stockholders Agreement.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 330,966,188 shares of common stock of the Issuer outstanding as of November 7, 2003, based on the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2003.

CUSIP No.	457750107	Page 4 of 11

1.	Name of Reporting Person: Silver Lake Technology Investors, L.L.C. I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 8,391,231 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 8,391,231 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,391,231 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 2.5% (2)

12.	Type of Reporting Person (See Instructions): OO

(1)	Includes shares owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 7,984,314 shares owned by SLP, (ii) 230,267 shares owned by Silver Lake Investors, L.P., and (iii) 176,650 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). As reported in Item 5 of this Schedule 13G, the Silver Lake Affiliates were previously party to a Stockholders Agreement dated as of June 9, 2002 among the Issuer and certain other stockholders of the Issuer, which Stockholders Agreement was terminated with respect to the Silver Lake Affiliates on December 8, 2003. The Silver Lake Affiliates disclaim beneficial ownership of any shares of common stock of the Issuer held by any party to the Stockholders Agreement, and the Silver Lake Affiliates disclaim membership in any “group” with respect to the Issuer within the meaning of Section 13(d) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with the parties to the Stockholders Agreement.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 330,966,188 shares of common stock of the Issuer outstanding as of November 7, 2003, based on the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2003.

CUSIP No.	457750107	Page 5 of 11

1.	Name of Reporting Person: Glenn H. Hutchins I.R.S. Identification Nos. of above persons (entities only): Not required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 8,391,231 (1) 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 8,391,231 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,391,231 (1)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 2.5% (2)

12.	Type of Reporting Person (See Instructions): IN

(1)	Includes shares owned as of December 31, 2003 by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 7,984,314 shares owned by SLP, (ii) 230,267 shares owned by Silver Lake Investors, L.P., and (iii) 176,650 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI” and collectively with SLP and SLI, the “Silver Lake Affiliates”). Mr. Hutchins is a managing member and officer of the general partner of SLP and SLI, and a senior member of SLTI. As such, he could be deemed to have shared voting or dispositive power over shares held by the Silver Lake Affiliates; however, Mr. Hutchins disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest in the Silver Lake Affiliates. As reported in Item 5 of this Schedule 13G, the Silver Lake Affiliates were previously party to a Stockholders Agreement dated as of June 9, 2002 among the Issuer and certain other stockholders of the Issuer, which Stockholders Agreement was terminated with respect to the Silver Lake Affiliates on December 8, 2003. Mr. Hutchins disclaims beneficial ownership of any shares of common stock of the Issuer held by any party to the Stockholders Agreement, and disclaims membership in any “group” with respect to the Issuer within the meaning of Section 13(d) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with the parties to the Stockholders Agreement.

(2)	Percentage ownership has been determined as of December 31, 2003 based on 330,966,188 shares of common stock of the Issuer outstanding as of November 7, 2003, based on the Issuer’s quarterly report filed on Form 10-Q for the quarter ended September 30, 2003.

CUSIP No.	457750107	Page 6 of 11

ITEM 1(a). NAME OF ISSUER:

Instinet Group Incorporated

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3 Times Square, 10th Floor, New York, New York 10036

ITEM 2(a). NAME OF PERSON FILING:

The persons filing this Schedule are (i) Silver Lake Partners, L.P., a Delaware limited partnership (“SLP”), (ii) Silver Lake Investors, L.P., a Delaware limited partnership (“SLI”), (iii) Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (“SLTI”, and collectively with SLP and SLI, the “SLP Affiliates”) and (iv) Glenn Hutchins (collectively, the “Reporting Persons”).

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For purposes of this filing, the address of the principal business office of (i) SLP and SLI is c/o Silver Lake Technology Associates, L.L.C., 2725 Sand Hill Road, Menlo Park, California 94025, (ii) SLTI is c/o Silver Lake Technology Management, L.L.C., 2725 Sand Hill Road, Menlo Park, California 94025, and (iii) Glenn Hutchins is c/o Silver Lake Partners, 320 Park Avenue, 33rd Floor, New York, New York 10022.

ITEM 2(c). CITIZENSHIP:

See Item 4 of each cover page.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share

ITEM 2(e). CUSIP NUMBER:

4577501070

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR

13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable

CUSIP No.	457750107	Page 7 of 11

ITEM 4. OWNERSHIP.

(a) Amount beneficially owned:

See Item 9 of each cover page.

(b) Percent of class:

See Item 11 of each cover page

(c) Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: See Item 5 of each cover page.
(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.
(iii)	Sole Power to dispose or to direct the disposition of: See Item 7 of each cover page.
(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒

The SLP Affiliates were previously party to a Stockholders Agreement, dated as of June 9, 2002 (the “Stockholders Agreement”), among the Issuer, entities affiliated with Reuters Limited, entities affiliated with Bain Capital and entities affiliated with TA Associates, Inc., as previously reported in Item 8 of the Schedule 13G filed by the Reporting Persons on February 14, 2003 with respect to shares of common stock of the Issuer. The Stockholders Agreement was terminated in accordance with the terms thereof with respect to the SLP Affiliates as of December 8, 2003. We refer to the entities that continued as parties to the Stockholders Agreement after the termination of such agreement with respect to the SLP Affiliates as the “Continuing Stockholders.”

Mr. Hutchins, who is a managing member and officer of the general partner of each of SLP and SLI, and a senior member of SLTI, was previously a member of the Issuer’s board of directors. Mr. Hutchins resigned from the Issuer’s board of directors as of December 8, 2003.

As a result of the foregoing events, the Reporting Persons disclaim membership in any “group” with respect to the Issuer within the meaning of Section 13(d) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, with the Continuing Stockholders. The Reporting Persons disclaim beneficial ownership of any shares of common stock of the Issuer owned by the Continuing Stockholders. The share ownership reported by the Reporting Persons on this Amendment No. 1 to Schedule 13G does not include any shares owned by the Continuing Stockholders. The aggregate number and percentage of shares of common stock of the Issuer beneficially owned by each of the Reporting Persons are as set forth in rows 11 and 12 of the cover page of this Amendment No. 1 to Schedule 13G applicable to such Reporting Person, which rows with respect to each such Reporting Person are hereby incorporated herein by reference.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

CUSIP No.	457750107	Page 8 of 11

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

See Item 5.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No.	457750107	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

SILVER LAKE PARTNERS, L.P

By:	Silver Lake Technology Associates, L.L.C., its general partner

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its manager

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

/s/ Glenn Hutchins

GLENN HUTCHINS

CUSIP No.	457750107	Page 10 of 11

EXHIBIT INDEX

Exhibit

Exhibit A:	Joint Filing Agreement (filed herewith)

CUSIP No.	457750107	Page 11 of 11

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the common stock of Instinet Group Incorporated shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: February 13, 2004

SILVER LAKE PARTNERS, L.P

By:	Silver Lake Technology Associates, L.L.C., its general partner

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its general partner

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its manager

By: /s/ Alan K. Austin Name: Alan K. Austin Title: Managing Director and Chief Operating Officer

/s/ Glenn Hutchins GLENN HUTCHINS